[redacted]

AB 3/13

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2015
WASH. D.C.
194

SECURITIES W N

15049339

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SteelPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6737 Winding Creek Drive
(No. and Street)

San Diego (City) CA (State) 92119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Van Stelle 619 704-7535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy A. Coons, CPA
(Name – *if individual, state last, first, middle name*)

8677 Villa LaJolla Drive, #1110 (Address) LaJolla (City) CA (State) 92037 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB 3/14/15

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Christopher Van Stelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SteelPoint Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DEBRA A. TANCIL
Commission # 2074583
Notary Public - California
San Diego County
My Comm. Expires Jul 25, 2018

Signature

CEO

Title

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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SteelPoint Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

Contents

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037

619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

INDEPENDENT AUDITOR'S REPORT

To the Members of
SteelePoint Securities, LLC.
6737 Winding Creek Drive
San Diego, CA 92119

Report on the Financial Statements

I have audited the accompanying statement of financial condition of SteelPoint Securities, LLC. (A California Limited Liability company) as of December 31, 2014, and the related statements of income (loss), changes in members' equity and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements and schedules are the responsibility of the company's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My Responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial position of Southern pacific Securities, Inc. as of December 31, 2014, and the results of its operations and changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Scheduled I, II, and III is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Timothy A. Coons, CPA PhD
La Jolla, California USA
February 25, 2015

SteelPoint Securities, LLC
Statement of Financial Condition
For the Year Ended December 31, 2014

Assets	
Cash	$ 250,000
Commissions receivable	260
Accounts receivable	687
FINRA CRD	1,256
Prepaid expenses	8,864
Other assets	15,364
Total Assets	$ 276,431
Liabilities and Members' Equity	
Liabilities	
Bank overdraft	$ 49,410
Accounts payable and accrued expenses	21,460
Commissions payable	4,337
Due clearing broker	1,387
Note payable and accrued interest - member	37,244
Total Liabilities	$ 113,838
Members' Equity	162,593
Total Liabilities and Members' Equity	$ 276,431

See accompanying notes to financial statements

SteelPoint Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenues	
Commissions	$ 339,876
Interest	83,163
Total Revenues	423,039
Direct Costs	
Commission expense	248,138
Ticket clearance charges	60,788
Technology fees	17,881
Total Direct Costs	326,807
Gross Profit	96,232
Operating Expenses	
Amortization	1,412
Auto	4,210
Customer mailings and e-notifications	4,207
Dues	4,110
Insurance	12,123
Interest expense	2,008
Office and administrative expenses	8,013
Products	4,065
Professional fees	18,748
Regulatory fees	16,247
Salaries and wages and related	84,722
Telephone	9,860
Travel and entertainment	1,094
All other expenses	2,708
Total Operating Expenses	173,527
Income (Loss) Before Tax Provision	(77,295)
Income Tax Provision	1,700
Net Income (Loss)	$ (78,995)

See accompanying notes to financial statements

SteelPoint Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

	Members' Equity
Balance, December 31, 2013	$ 241,588
Net Income (Loss)	(78,995)
Balance, December 31, 2014	$ 162,593

See accompanying notes to financial statements

SteelPoint Securities, LLC

Statement of Changes in Financial Condition

For the Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net loss	$	(78,995)
Amortization		1,412
Changes in operating assets and liabilities:		
Commissions receivable		11,088
Accounts receivable		(687)
Prepaid expenses		8,095
FINRA CRD		(1,256)
Accounts payable and accrued expenses		(2,088)
Commissions payable		(3,599)
Interest on note payable		159
Due to clearing broker		1,387
Net cash used in operating activities		(64,484)
Cash Flows from Investing Activities:		-
Cash Flows from Financing Activities:		
Bank overdrafts		42,384
Note payable		20,000
Total Cash Flows from Financing Activities		62,384
Net increase in cash		(2,100)
Cash at beginning of year		252,100
Cash at end of year	$	250,000
Supplemental Cash Flow Information		
Cash paid for interest	$	1,754
Cash paid for income tax	$	800

See accompanying notes to financial statements

SteelPoint Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Broker Dealer (the "Company") was incorporated in the State of California on December 1, 2010. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2 - Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Broker or dealer selling oil and gas interest
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities
- Investment banking "finder" advisory services including mergers and acquisitions advisory services for a fee

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 - Significant Accounting Policies (continued)

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $136,849 which was $86,849 in excess of its required net capital of $50,000. The Company's net capital ratio was .83 to 1.

Note 6 - Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax and a gross receipts tax of $900.

Note 7 - Exemption from the SEC Rule 15c3-3

SteelPoint Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 8 – Related Parties

The company received two loans from one of its members. The promissory notes are dated 7/21/14 for $20,000 each at 6% interest. During the year interest expense paid to the member was $1,579. Balance due to the member at December 31, 2014 is $37,244 including interest.

Note 8 - Leases

The Company does not lease office space as it occupies space provided by its members free of charge.

Note 9 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 25, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
SteelePoint Securities, LLC.
6737 Winding Creek Drive
San Diego, CA 92119

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying Schedules of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) and General Assessment Reconciliation (SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2014 to December 31, 2014, solely to assist you and the other specified parties in evaluating Southern Pacific Securities, Inc.'s compliance with applicable instructions of these forms. Southern Pacific Securities, Inc.'s management is responsible for Southern Pacific Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the listed assessment payments in form SIPC-7 with respective cash disbursement record entries from the canceled check and noted no differences;

I compared the Total Revenue amounts of the audited report for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the period January 1, 2014 to December 31, 2014 noting no differences;

I compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers and noted no differences;

I proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

Timothy A. Coons, CPA PhD
La Jolla, California USA
February 25, 2015

Timothy A. Coons, CPA PhD.
8677 Villa La Jolla Drive #1110
La Jolla, California 92037
619-846-0756
Fax 866-419-9560
A PCAOB SEC Registered CPA Firm

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members of
SteelePoint Securities, LLC.
6737 Winding Creek Drive
San Diego, CA 92119

I have audited the accompanying financial statements of Southern Pacific Securities, Inc. as of and for the year ended December 31, 2014 and have issued my report thereon dated February 25, 2015. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not considered a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Timothy A. Coons, CPA PhD.
La Jolla, California USA
February 25 2015

SteelPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant To Rule 15c3-1
For the Year Ended December 31, 2014

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 162,593
Less - non allowable assets	
Accounts receivable	(260)
FINRA CRD	(1,256)
Prepaid expenses	(8,864)
Other Assets	(15,364)
Net Capital	$ 136,849
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	7,590
Minimum dollar net capital required	50,000
Net Capital required (greater of above amounts)	50,000
Excess Capital	$ 86,849
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 125,465
Computation of Aggregate Indebtedness	
Total liabilities	113,838
Aggregate indebtedness to net capital	0.83

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 136,849
Variance	-
Net Capital per Audit	$ 136,849

See accompanying notes to financial statements

SteelPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to SteelPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SteelPoint Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable SteelPoint Securities l, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Timothy A. Coons, CPA PhD.
8677 Villa La Jolla Drive #1110
La Jolla, California 92037
619-846-0756
Fax 866-419-9560
A PCAOB SEC Registered CPA Firm

Independent Auditor's Report on Exemptive Provisions
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members of
SteelePoint Securities, LLC.
6737 Winding Creek Drive
San Diego, CA 92119

I have reviewed management's statements, included in the accompanying exemption provision report, in which (1) SteelePoint Securities, LLC. identified the following provisions of 17 C.F.R Section 15c3-3(k)(2)(ii) under which SteelePoint Securities, LLC. claimed an exemption from 17 C.F.R Section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) SteelePoint Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. SteelePoint Securities, LLC. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other procedures to obtain evidence about SteelePoint Securities, LLC. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934. This report is intended solely for the information and use of the Members, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A. Coons, CPA PhD
La Jolla, California USA
February 25, 2015

SteelPoint Securities, LLC
6737 Winding Creek Drive
San Diego, CA 92119

Exemption Request Form

February 20, 2015

Timothy A Coons, CPA
8677 Villa La Jolla Drive, #1110
La Jolla, CA 92037

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Coons:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

SteelPoint Securities, LLC met the Section 240.15c3-3(k)(2)(ii) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Christopher Van Stelle
Chief Executive Officer

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROLS

To the Members of
SteelePoint Securities, LLC.
6737 Winding Creek Drive
San Diego, CA 92119

I have examined the financial statements of Southern Pacific Securities, Inc. (a California corporation) as of December 31, 2014 and have issued an auditor's report thereon dated February 25, 2015.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2014 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2014 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

Timothy A Coons, CPA
La Jolla, California USA
February 25, 2015